Forethought Variable Insurance Trust

December 15, 2020

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:      Forethought Variable Insurance Trust (File Nos. 333-189870; 811-22865), (the “Trust”) Fidelity Bond Filing Pursuant to Rule 17g-1

Dear Sir/Madam:

Pursuant to Rule 17g-1 under the Investment Company Act of 1940, as amended, please be advised that the premium associated with the Trust’s Investment Company Blanket Bond in the amount of $5,500 has been paid for the December 1, 2020 to December 1, 2021 policy year. Should you have any questions, please do not hesitate to contact the undersigned at (860) 325-1538.

Very truly yours,

/s/ Sarah M. Patterson
Sarah M. Patterson
Secretary

Encl.

FINANCIAL INSTITUTION BOND

POLICYHOLDER NOTICE

ECONOMIC AND TRADE SANCTIONS

This Notice provides information concerning possible impact on your insurance coverage due to directives issued by the Office of Foreign Assets Control (OFAC).

THE OFFICE OF FOREIGN ASSETS CONTROL ("OFAC") OF THE US DEPARTMENT OF THE TREASURY ADMINISTERS AND ENFORCES ECONOMIC AND TRADE SANCTIONS BASED ON US FOREIGN POLICY AND NATIONAL SECURITY GOALS AGAINST TARGETED FOREIGN COUNTRIES AND REGIMES, TERRORISTS, INTERNATIONAL NARCOTICS TRAFFICKERS, THOSE ENGAGED IN ACTIVITIES RELATED TO THE PROLIFERATION OF WEAPONS OF MASS DESTRUCTION, AND OTHER THREATS TO THE NATIONAL SECURITY, FOREIGN POLICY OR ECONOMY OF THE UNITED STATES.

WHENEVER COVERAGE PROVIDED BY THIS POLICY WOULD BE IN VIOLATION OF ANY U.S. ECONOMIC OR TRADE SANCTIONS, SUCH COVERAGE SHALL BE NULL AND VOID.

FOR MORE INFORMATION, PLEASE REFER TO:

https://www.treasury.gov/resource-center/sanctions/pages/default.aspx

AXIS 906 0316	Page 1 of 1

FINANCIAL INSTITUTION BOND

INDIANA POLICYHOLDER NOTICE

Questions regarding your policy or coverage should be directed to:

AXIS

10000 Avalon Blvd., Suite 200

Alpharetta, GA 30009

1-866-259-5435

If you either need the assistance of the governmental agency that regulates insurance; or have a complaint you have been unable to resolve with your insurer you may contact the Department of Insurance by mail, telephone or e-mail:

State of Indiana Department of Insurance

Consumer Services Division

311 West Washington Street, Suite 300

Indianapolis, Indiana 46204

Consumer Hotline: (800) 622-4461; (317) 232-2395

Complaints can be filed electronically at www.in.gov/idoi.

This notice is for information only and does not become a part of or condition of this policy.

AXIS IN901 0415	Page 1 of 2

FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

Bond No. P-001-000219422-02

AXIS Insurance Company (admitted)

111 South Wacker Drive, Suite 3500, Chicago, IL 60606

(866) 259-5435

A Stock Insurer

(Herein called Underwriter)

DECLARATIONS

Item 1.	Name of Insured (herein called Insured):	Forethought Variable Insurance Trust

	Principal Address:	10 W. Market Street, Suite 2300
Indianapolis, IN 46204

Item 2. Bond Period: from 12:01 a.m. on	12/01/2020	to 12:01 a.m. on	12/01/2021
	(MONTH, DAY, YEAR)		(MONTH, DAY, YEAR)
Item 3. The Aggregate Limit of Liability of the Underwriter during the Bond Period shall be N/A

Item 4. Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $2,500,000

and the Single Loss Deductible is $10,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverages, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert “Not Covered.”)

Amount applicable to:	Single Loss	Single Loss
	Limit of Liability	Deductible
Insuring Agreement (A) – FIDELITY	$2,500,000	$10,000
Insuring Agreement (B) – ON PREMISES	$2,500,000	$10,000
Insuring Agreement (C) – IN TRANSIT	$2,500,000	$10,000
Insuring Agreement (D)—FORGERY OR ALTERATION	$2,500,000	$10,000
Insuring Agreement (E)—SECURITIES	$2,500,000	$10,000
Insuring Agreement (F) – COUNTERFEIT CURRENCY	$2,500,000	$10,000
Coverage on Partners	Not Covered

Optional Insuring Agreements and Coverages:

Audit Expense	$25,000	$5,000
Automated Phone Systems	$2,500,000	$10,000
Customer Funds Transfer Fraud	$2,500,000	$10,000
Destruction of Data or Programs by Hacker	$2,500,000	$10,000
Destruction of Data or Programs by Virus	$2,500,000	$10,000
Facsimile Signature	$2,500,000	$10,000
Stop Payment Order Liability	$25,000	$5,000
Unauthorized Signatures	$25,000	$5,000
Uncollectible Items of Deposit	$25,000	$5,000

If “Not Covered” is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 1 of 8

Item 5.	The liability of the Underwriter is subject to the terms of the following riders attached hereto. All of the terms and conditions of this bond apply to such riders except to the extent the rider explicitly provides otherwise.

Policyholder Notice - Economic And Trade Sanctions		AXIS 906 0316
Indiana Policyholder Notice		AXIS IN901 0415
Financial Institution Bond (Standard Form No. 14)		TSB 5062b 1087
Signature Page		AXIS 102AIC 0615
1	Amend Named Insured Rider	AXIS 1012152 0119
2	Audit Expense Insuring Agreement Rider	AXIS 1012153 0119
3	Destruction of Data or Programs by Hacker Insuring Agreement	AXIS 1012157 0119
Rider
4	Destruction of Data or Programs by Virus Insuring Agreement Rider	AXIS 1012158 0119
5	Amend Racketeering Exclusion Rider	AXIS 1012161 0119
6	Amend Fidelity Insuring to Include Larceny and Embezzlement	AXIS 1012168 0119
Agreement Rider
7	Amend Valuation Rider	AXIS 1012170 0119
8	Amend Counterfeit Currency or Money Insuring Agreement Rider	AXIS 1012171 0119
9	Governmental or Regulatory Authority Notification Rider	AXIS 1012175 0119
10	Unauthorized Signatures Insuring Agreement Rider	AXIS 1012176 0119
11	Amend Knowledge of Insured Rider	AXIS 1012178 0119
12	Protected Information Exclusion Rider	AXIS 1012180 0119
13	Amend Securities Insuring Agreement Rider	AXIS 1012188 0119
14	Notice of Loss by E-Mail Rider	AXIS 1012189 0119
15	Change of Ownership or Control Notice Rider	AXIS 1012191 0119
16	Amend Definition of Employee to Include Consultants Rider	AXIS 1012195 0119
17	Amend Definition of Employee to Include Former or Retired	AXIS 1012196 0119
Employees Rider
18	Customer Funds Transfer Fraud Insuring Agreement with Call Back	AXIS 1012198 0119
for Transfers in Excess of the Deductible Rider
19	Amend Ownership or Covered Property Condition Rider	AXIS 1012199 0119
20	Stop Payment Order Liability Insuring Agreement Rider	AXIS 1012200 0119
21	Uncollectible Items of Deposit Insuring Agreement Rider	AXIS 1012202 0119
22	Amend Definition of Employee to Include Affiliated Persons Rider	AXIS 1012203 0119
23	Automatic Increase in Limits for Investment Companies Rider	AXIS 1012210 0119
24	Automatic Coverage for New Investment Funds Rider	AXIS 1012211 0119
25	Investment Company No Deductible Rider	AXIS 1012214 0119
26	Amend Definition of Employee to Include Employees on Leave of	AXIS 1012216 0119
Absence Rider
27	Automated Phone Systems Insuring Agreement Rider	AXIS 1012217 0119
28	Insuring Agreement (G) Rider	SR 5907a 1188
29	Forethought Variable Insurance Trust Rider (APS)	MANU-3667A 1216
30	Forethought Variable Insurance Trust Rider (Add Exclusions)	MANU-3677B 1216
31	Forethought Variable Insurance Trust Social	MANU 9858 1220
Engineering Fraud Insuring Agreement Rider

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 2 of 8

32	Forethought Variable Insurance Trust Computer System Fraud	MANU 9859 1220
Insuring Agreement Rider

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 3 of 8

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

INSURING AGREEMENTS

FIDELITY

(A)   Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a)	to cause the Insured to sustain such loss; and
(b)	to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

ON PREMISES

(B)  (1) Loss of Property resulting directly from

(a)	robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b)	theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2)    Loss of or damage to

(a)	furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b)	such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i)	the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and
(ii)	the loss is not caused by fire.

IN TRANSIT

(C)   Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a)	a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or
(b)	a Transportation Company and being transported in an armored motor vehicle, or
(c)	a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i)	records, whether recorded in writing or electronically, and
(ii)	Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii)	Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

FORGERY OR ALTERATION

(D)    Loss resulting directly from

(1)   Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2)   transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

SECURITIES

(E)   Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1)   acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a)	Certificated Security,
(b)	deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,
(c)	Evidence of Debt,
(d)	Instruction to a Federal Reserve Bank of the United States, or
(e)	Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i)	bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or
(ii)	is altered, or
(iii)	is lost or stolen;

(2)   guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3)   acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

COUNTERFEIT CURRENCY

(F)   Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

GENERAL AGREEMENTS

NOMINEES

A.    Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

ADDITIONAL OFFICES OR EMPLOYEES—CONSOLIDATION, MERGER

OR PURCHASE OF ASSETS—NOTICE

B.    If the Insured shall, while this bond is in force, establish any additional offices, other than by consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a)	has occurred or will occur in offices or premises, or
(b)	has been caused or will be caused by an employee or employees of such institution, or
(c)	has arisen or will arise out of the assets or liabilities acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i)	give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and
(ii)	obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 4 of 8

(iii)	upon obtaining such consent, pay to the Underwriter an additional premium.

CHANGE OF CONTROL—NOTICE

C.	When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

REPRESENTATION OF INSURED

D.     The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

JOINT INSURED

E.     If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED—ELECTION TO

DEFEND

F.     The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

CONDITIONS AND LIMITATIONS

DEFINITIONS

Section 1. As used in this bond:

(a)   Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b)   Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c)   Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	represented by an instrument issued in bearer or registered form;
(2)	of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and
(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d)   Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e)   Employee means

(1)	a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;
(2)	an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;
(3)	a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;
(4)	an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;
(5)	each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and
(6)	a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f)    Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g)   Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1)	as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:
(a)	the “net worth” of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and
(b)	the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such “net worth” adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 5 of 8

to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2)	as respects limited partners the value of such limited partner's(') investment in the Insured.

(h)   Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i)     Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j)     Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k)    Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l)     Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m)   Negotiable Instrument means any writing

(1)	signed by the maker or drawer; and
(2)	containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
(3)	is payable on demand or at a definite time; and
(4)	is payable to order or bearer.

(n)    Partner means a natural person who

(1)	is a general partner of the Insured, or

(2)	is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o)   Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p)   Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1)	a description of the Issue of which the Uncertificated Security is a part;
(2)	the number of shares or units:

(a)	transferred to the registered owner;

(b)	pledged by the registered owner to the registered pledgee;
(c)	released from pledge by the registered pledgee;
(d)	registered in the name of the registered owner on the date of the statement; or
(e)	subject to pledge on the date of the statement;

(3)	the name and address of the registered owner and registered pledgee;
(4)	a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and
(5)	the date:

(a)	the transfer of the shares or units to the new registered owner of the shares or units was registered;
(b)	the pledge of the registered pledgee was registered, or
(c)	of the statement, if it is a periodic or annual statement.

(q)   Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r)    Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;
(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s)   Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

EXCLUSIONS

Section 2. This bond does not cover:

(a)   loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b)   loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c)   loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d)   loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e)   loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f)    loss resulting from any violation by the Insured or by any Employee

(1)	of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or
(2)	of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g)   loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h)   loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i)    loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j)    damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

(k)   loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

(1)	in obtaining credit or funds, or
(2)	in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or
(3)	in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l)    loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, except when covered under Insuring Agreement (A);

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 6 of 8

(m)   loss through the surrender of Property away from an office of the Insured as a result of a threat

(1)	to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or
(2)	to do damage to the premises or property of the Insured, except when covered under Insuring Agreement (A);

(n)    loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o)    loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p)    loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q)    loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r)     loss of Property while

(1) in the mail, or

(2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s)    potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t)     damages of any type for which the Insured is legally liable, except compensatory damages, but not multiples thereof, arising directly from a loss covered under this bond;

(u)    all fees, costs and expenses incurred by the Insured

(1)	in establishing the existence of or amount of loss covered under this bond, or
(2)	as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v)    indirect or consequential loss of any nature;

(w)   loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x)    loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y)     loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z)    loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa)  loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

LIMIT OF LIABILITY

Section 4.

Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a)	The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and
(b)	The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and

(c)    of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a)	any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or
(b)	any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or
(c)	all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or
(d)	any one casualty or event not specified in (a), (b) or (c) preceding.

NOTICE/PROOF—LEGAL PROCEEDINGS

AGAINST UNDERWRITER

Section 5.

(a)      At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b)      Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c)      Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d)      Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e)      If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f)       This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 7 of 8

Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

ASSIGNMENT— SUBROGATION— RECOVERY— COOPERATION

Section 7.

(a)    In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

(b)    In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

(c)    Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

(d)    Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

(1)	submit to examination by the Underwriter and subscribe to the same under oath; and
(2)	produce for the Underwriter's examination all pertinent records; and
(3)	cooperate with the Underwriter in all matters pertaining to the loss.

(e)    The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following:—(a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor—(a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

TSB 5062b 1087	Copyright, The Surety Association of America, 1987	Page 8 of 8

FINANCIAL INSTITUTION BOND

SIGNATURE PAGE

IN WITNESS WHEREOF, the Insurer has caused this policy to be issued by affixing hereto the facsimile signatures of its President and Secretary.

Secretary	President

Andrew Weissert, Secretary	Carlton W. Maner, President

AXIS 102AIC 0615	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
1	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND NAMED INSURED RIDER

It is agreed that Item 1. Name of Insured (herein called Insured) of the Declarations is amended to include the following:

Global Atlantic American Funds® Managed Risk Portfolio

Global Atlantic Balanced Managed Risk Portfolio

Global Atlantic BlackRock Selects Managed Risk Portfolio

Global Atlantic Franklin Dividend and Income Managed Risk Portfolio

Global Atlantic Goldman Sachs Dynamic Trends Allocation Portfolio

Global Atlantic Growth Managed Risk Portfolio

Global Atlantic Moderate Growth Managed Risk Portfolio

Global Atlantic PIMCO Tactical Allocation Portfolio

Global Atlantic Select Advisor Managed Risk Portfolio

Global Atlantic Wellington Research Managed Risk Portfolio

Global Atlantic BlackRock Allocation Portfolio

Global Atlantic BlackRock Disciplined Core Portfolio

Global Atlantic BlackRock Disciplined Growth Portfolio

Global Atlantic BlackRock Disciplined International Core Portfolio

Global Atlantic BlackRock Disciplined Mid Cap Growth Portfolio

Global Atlantic BlackRock Disciplined Small Cap Portfolio

Global Atlantic BlackRock Disciplined U.S. Core Portfolio

Global Atlantic BlackRock Disciplined Value Portfolio

Global Atlantic BlackRock High Yield Portfolio

Global Atlantic Goldman Sachs Core Fixed Income Portfolio

Global Atlantic Goldman Sachs Global Equity Insights Portfolio

AXIS 1012152 0119	Includes copyright material of The Surety Association of America	Page 1 of 2

FINANCIAL INSTITUTION BOND

Global Atlantic Goldman Sachs Large Cap Growth Insights Portfolio

Global Atlantic Goldman Sachs Mid Cap Value Insights Portfolio

All other provisions of the bond remain unchanged.

AXIS 1012152 0119	Includes copyright material of The Surety Association of America	Page 2 of 2

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
2	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AUDIT EXPENSE INSURING AGREEMENT RIDER

AUDIT EXPENSE INSURING AGREEMENT COVERAGE SCHEDULE
Audit Expense Insuring Agreement	Audit Expense Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$25,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

AUDIT EXPENSE

Reasonable expenses incurred by the Insured for that part of the cost of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss under Insuring Agreement (A) FIDELITY.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Audit Expense Insuring Agreement are as set forth in the Declarations or in the above schedule. Such limit shall be part of, and not in addition to, the Single Loss Limit of Liability for Insuring Agreement (A) FIDELITY set forth in the Declarations.

C.	Paragraph (1) of Exclusion (u) shall not apply to the Audit Expense Insuring Agreement.

All other provisions of the bond remain unchanged.

AXIS 1012153 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
3	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

DESTRUCTION OF DATA OR PROGRAMS BY HACKER INSURING AGREEMENT RIDER

DESTRUCTION OF DATA OR PROGRAMS BY HACKER INSURING AGREEMENT COVERAGE SCHEDULE
Destruction of Data or Programs by Hacker	Destruction of Data or Programs by Hacker
Insuring Agreement Single Loss Limit of Liability	Insuring Agreement Single Loss Deductible
$2,500,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY HACKER

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Hacker Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.	Solely for the purposes of the coverage provided by this Rider, the section of the Bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Hacker Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

D.	For the purposes of the coverage provided by this rider, the following Definitions shall apply:

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send

AXIS 1012157 0119	Includes copyright material of The Surety Association of America	Page 1 of 2

FINANCIAL INSTITUTION BOND

Electronic Data.

Computer System means:

(1)     computers with related peripheral components, including storage components wherever located;

(2)     systems and applications software;

(3)     terminal devices; and

(4)     related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a)	provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction;

(b)	obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c)	pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which are stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.

AXIS 1012157 0119	Includes copyright material of The Surety Association of America	Page 2 of 2

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
4	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS INSURING AGREEMENT RIDER

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS INSURING AGREEMENT COVERAGE SCHEDULE
Destruction of Data or Programs by Virus	Destruction of Data or Programs by Virus
Insuring Agreement Single Loss Limit of Liability	Insuring Agreement Single Loss Deductible
$2,500,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

DESTRUCTION OF DATA OR PROGRAMS BY VIRUS

Loss resulting directly from the malicious destruction of, or damage to, Electronic Data or Computer Programs owned by the Insured or for which the Insured is legally liable while stored within a Computer System if such destruction or damage was caused by a computer program or similar instruction which was written or altered to incorporate a hidden instruction designed to destroy or damage Electronic Data or Computer Programs in the Computer System in which the computer program or instruction so written or so altered is used.

The liability of the Underwriter shall be limited to the cost of duplication of such Electronic Data or Computer Programs from other Electronic Data or Computer Programs which shall have been furnished by the Insured.

In the event, however, that destroyed or damaged Computer Programs cannot be duplicated from other Computer Programs, the Underwriter will pay the cost incurred for computer time, computer programmers, consultants, or other technical specialists as is reasonably necessary to restore Computer Programs to substantially the previous level of operational capability.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Destruction of Data or Programs by Virus Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.	Solely for the purposes of the coverage provided by this Rider, the section of the Bond entitled Single Loss Defined is replaced with the following:

Single Loss Defined

Under the Destruction of Data or Programs by Virus Insuring Agreement, Single Loss means all covered costs incurred by the Insured between the time destruction or damage is discovered and the time the Computer System is restored to substantially the previous level of operational capability. Recurrence of destruction or damage after the Computer System is restored shall constitute a separate Single Loss.

All loss or series of losses involving fraudulent or destructive acts of one individual, or involving fraudulent or destructive acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

D.	For the purposes of the coverage provided by this rider, the following Definitions shall apply:

AXIS 1012158 0119	Includes copyright material of The Surety Association of America	Page 1 of 2

FINANCIAL INSTITUTION BOND

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store, or send Electronic Data.

Computer System means:

(1)     computers with related peripheral components, including storage components wherever located;

(2)     systems and applications software;

(3)     terminal devices; and

(4)     related communication networks;

by which Electronic Data are electronically collected, transmitted, processed, stored, and retrieved, and which is operated by the Insured, whether owned or leased; or which is identified in the application for this bond.

Computer System does not include any such computers, systems, software, devices, or networks acquired by the Insured through merger with or acquisition of another entity, or acquisition of the assets of another entity, unless the Insured:

(a)	provides the Underwriter with written notice of such merger or acquisition prior to the proposed effective date of such transaction;

(b)	obtains the written consent of the Underwriter to extend coverage under this bond to such computers, systems, software, devices, or networks; and

(c)	pays such additional premium as required by the Underwriter.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs and which are stored on magnetic tapes or disks, or optical storage disks, or other bulk media.

All other provisions of the bond remain unchanged.

AXIS 1012158 0119	Includes Copyright material of The Surety Association of America	Page 2 of 2

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
5	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND RACKETEERING EXCLUSION RIDER

It is agreed that Exclusion 2(j) of the EXCLUSIONS section is replaced with the following:

damages resulting from any civil, criminal or other legal proceeding in which the Insured is adjudicated to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this Exclusion, “racketeering activity” is defined in 18 United States Code 1961 et seq., as amended;

All other provisions of the bond remain unchanged.

AXIS 1012161 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
6	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND FIDELITY INSURING AGREEMENT TO INCLUDE LARCENY AND EMBEZZLEMENT RIDER

It is agreed that:

A.	Insuring Agreement (A) FIDELITY is replaced with the following:

Loss resulting directly from dishonest or fraudulent acts, including Larceny or Embezzlement, committed by an Employee acting alone or in collusion with others. Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(1) to cause the Insured to sustain such loss; and

(2) to obtain an improper financial benefit for the Employee or another person or entity.

Notwithstanding the foregoing, however, it is agreed that with regard to Loans and/or Trading, this bond covers only loss resulting directly from dishonest or fraudulent acts committed by an Employee with the intent to cause the Insured to sustain such loss and which results in a financial benefit for the Employee.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

The term Loans, as used in this Insuring Agreement, means all extensions of credit by the Insured and all transactions creating a creditor relationship in favor of the Insured and all transactions by which the Insured assumes an existing creditor relationship.

The term Trading, as used in this Insuring Agreement, means trading or other dealing in securities, commodities, futures, options, swaps, foreign or Federal Funds, currencies, foreign exchange and the like.

B.	Solely with respect to the coverage provided by this Rider, the term Larceny and Embezzlement shall have the same meaning set forth in Section 37 of The Investment Company Act of 1940.

All other provisions of the bond remain unchanged.

AXIS 1012168 0119	Includes copyright material of The Surety Association of America	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
7	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND VALUATION RIDER

It is agreed that the paragraph in the VALUATION condition addressing loss of Money, or loss payable in Money, is replaced with the following:

Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange published in The Wall Street Journal on the day immediately preceding the date the loss was discovered.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
8	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND COUNTERFEIT CURRENCY OR MONEY INSURING AGREEMENT RIDER

It is agreed that Insuring Agreement (F) COUNTERFEIT CURRENCY or COUNTERFEIT MONEY, as applicable, is replaced with the following:

Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada, or any other country.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
9	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

GOVERNMENTAL OR REGULATORY AUTHORITY NOTIFICATION RIDER

SCHEDULE OF GOVERNMENTAL OR REGULATORY AUTHORITIES
Securities and Exchange Commission ("SEC")

It is agreed that:

A.	In the event that this bond is cancelled, terminated, or Substantially Modified, the Underwriter agrees to use its best efforts to notify each governmental or regulatory authority identified in the above Schedule within 60 days following such cancellation, termination, or modification, whether such cancellation, termination, or modification is at the request of the Insured or the Underwriter. Failure on the part of the Underwriter to provide such notice shall not impair or delay the effectiveness of such cancellation, termination, or modification, nor shall the Underwriter be held liable in any way for such failure.

B.	For the purposes of this Rider, Substantially Modified means a change in the type or amount of fidelity bond coverage, or a change in the exclusions of this bond, or any change in the bond such that it no longer meets the requirements of the applicable laws or regulations of a governmental or regulatory authority identified in the above Schedule.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
10	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

UNAUTHORIZED SIGNATURES INSURING AGREEMENT RIDER

UNAUTHORIZED SIGNATURES INSURING AGREEMENT COVERAGE SCHEDULE
Unauthorized Signatures Insuring Agreement	Unauthorized Signatures Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$25,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.    The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

UNAUTHORIZED SIGNATURES

Loss resulting directly from the Insured having in good faith and in the ordinary course of business accepted from, paid to, or cashed for a person present on the premises of the Insured, any check, withdrawal order, or draft, made or drawn on a customer's account, which bears the signature or endorsement of one other than a person whose name and signature is on the application on file with the Insured as a signatory on such account.

It shall be a condition precedent to the Insured's right of recovery under this Insuring Agreement that the Insured shall have on file signatures of all persons who are authorized signatories on such account; and the Insured must maintain written instructions outlining the acceptance.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Unauthorized Signatures Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
11	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND KNOWLEDGE OF INSURED RIDER

It is agreed that:

A.	The JOINT INSURED or JOINT INSUREDS, as applicable, section of the GENERAL AGREEMENTS is replaced with the following:

Only the first named Insured can submit a claim under this bond, and shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by Chief Executive Officer, Chief Financial Officer, the Internal Audit Department, Managing Director, Risk Management Department, general counsel, or officer or the functional equivalent of any Insured shall constitute knowledge or discovery by all Insureds for the purposes of this Bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

B.    The CONDITIONS AND LIMITATIONS are amended as follows:

1. The DISCOVERY section is replaced with the following:

This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when Chief Executive Officer, Chief Financial Officer, the Internal Audit Department, Managing Director, Risk Management Department, general counsel, or officer or the functional equivalent of any Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when Chief Executive Officer, Chief Financial Officer, the Internal Audit Department, Managing Director, Risk Management Department, general counsel, or officer or the functional equivalent of any Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

2. Paragraph (a) of the NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER section is replaced with the following:

(a)  At the earliest practicable moment, not to exceed 60 days after discovery of loss by Chief Executive Officer, Chief Financial Officer, the Internal Audit Department, Managing Director, Risk Management Department, general counsel, or officer or the functional equivalent of any Insured, the Insured shall give the Underwriter notice thereof.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
12	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

PROTECTED INFORMATION EXCLUSION RIDER

It is agreed that this bond shall not apply to any loss resulting directly or indirectly from the: (i) theft, disappearance, or destruction of; (ii) unauthorized use or disclosure of; (iii) unauthorized access to; or (iv) failure to protect any:

A. confidential or non-public; or

B. personal or personally identifiable;

information that any person or entity has a duty to protect under any law, rule or regulation, agreement, or industry guideline or standard; provided that this shall not apply to the extent that any unauthorized use or disclosure of a password enables a theft by an Employee of the Insured of tangible Property of the Insured or tangible Property that the Insured is holding for a third party.

Theft of tangible Property does not include the use of confidential or non-public information or personal or personally identifiable information to enable the theft of or disclosure of information.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
13	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND SECURITIES INSURING AGREEMENT RIDER

It is agreed that:

A.	Wherever the phrase ‘“Statement of Uncertificated Security of any Federal Reserve Bank of the United States” appears in this bond, it is deleted and replaced with the defined term ‘‘Statement of Uncertificated Security.”

B.	The phrase “Instruction to a Federal Reserve Bank of the United States” in paragraph (1) in Insuring Agreement E – Securities is deleted and replaced with the defined term “Instruction.”

C.	The definition of Property is amended by deleting the phrase “Uncertificated Securities of any Federal Reserve Bank of the United States” and replacing it with “Uncertificated Securities.”

D.	The Exclusion for loss involving any Uncertificated Security is deleted.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
14	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

NOTICE OF LOSS BY E-MAIL RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, Section 5. NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER, paragraph (a), is amended by the addition of the following:

The Insured may provide the Underwriter with such notice of loss by e-mail to the e-mail address set forth below. The date of the Underwriter's receipt of such e-mailed notice shall constitute the date of notice.

Alternatively, the Insured may provide notice of loss to the Underwriter by mailing or faxing such notice to the address or fax number set forth below.

All notices must reference the Bond No. of this bond.

AXIS Insurance

Claims Department

P.O. Box 4470

Alpharetta, GA 30023-4470

Email: USFNOL@axiscapital.com

Phone (Toll-Free): (866) 259-5435

Phone: (678) 746- 9000

Fax: (866) 770-5629

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
15	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

CHANGE OF OWNERSHIP OR CONTROL NOTICE RIDER

It is agreed that the GENERAL AGREEMENTS, CHANGE OF OWNERSHIP – NOTICE or CHANGE OF CONTROL – NOTICE, as applicable, is replaced with the following:

When the Insured learns of a change in ownership by a single stockholder, partner or member, or by a group of affiliated stockholders, partners, or members, of more than 10% of its voting stock or total ownership interest, or of the voting stock or total ownership interest of a holding company or parent corporation which itself owns or controls the Insured, it shall give written notice to the Underwriter, as soon as practicable but not later than within 30 days of learning of such change in ownership. Failure to give the required notice shall result in termination of coverage for any loss involving a transferee of such stock or ownership interest, to be effective upon the date of the stock transfer or transfer of ownership interest.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
16	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE CONSULTANTS RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the DEFINITIONS section, the Definition of Employee, is amended by the addition of the following:

Employee also means a natural person who provides consulting services to the Insured pursuant to a written contract with the Insured and while such person is under the Insured's supervision at any of the Insured's offices or premises covered hereunder.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
17	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE FORMER OR RETIRED EMPLOYEES RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the DEFINITIONS section, the Definition of Employee, is amended by the addition of the following:

Employee also means a natural person described in paragraph (1) of this definition during the first 60 days following retirement, resignation or termination of service, provided that such retirement, resignation or termination of services is not due to any actual or alleged dishonest or fraudulent act of such person.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
18	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT

WITH CALL BACK FOR TRANSFERS IN EXCESS OF THE DEDUCTIBLE RIDER

CUSTOMER FUNDS TRANSFER FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Customer Funds Transfer Fraud	Customer Funds Transfer Fraud
Insuring Agreement Single Loss Limit of Liability	Insuring Agreement Single Loss Deductible
$2,500,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

CUSTOMER FUNDS TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred a Customer's Money on deposit in an account or Certificated Securities to a person or account outside the Customer's control, in reliance on a fraudulent telephone, telefacsimile, text message or e-mail instruction to the Insured directing such transfer from the Customer's account, which instruction purports and reasonably appears to have originated from an Authorized Transfer Agent, but which, in fact, was issued without the Customer's knowledge or consent by someone other than an Authorized Transfer Agent, subject to the following conditions precedent:

(1)	The instruction included the Customer's password and PIN and any other security codes required by the Insured's written agreement with such Customer (“Verified Instruction”).

(2)	The sender of the instruction was not, in fact, such Customer, was not authorized to act on behalf of such Customer, and was not an Employee.

(3)	The instruction was received by an Employee specifically authorized by the Insured to receive and act upon such instructions.

(4)	For any transfer exceeding the amount of the Customer Funds Transfer Fraud Insuring Agreement Single Loss Deductible, the Insured verified the instruction via a call back to a predetermined telephone number set forth in the Insured's written agreement with such Customer, or by other verification procedures approved in writing by the Underwriter (“Security Measure”).

(5)	The Insured preserved a contemporaneous record of the Verified Instruction and any Security Measure and furnishes both to the Insurer, along with a copy of the Insured's written agreement with the Customer, in the Proof of Loss.

(6)	The Insured asserts any available claims, offsets or defenses against the Customer, any financial institution, any fund administrator or any other party to the transaction.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Customer Funds Transfer Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.	Solely with respect to the coverage provided by this Rider:

1.     The following Definitions are added to the DEFINITIONS section:

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FINANCIAL INSTITUTION BOND

Authorized Transfer Agent means an employee of the Customer or another financial institution with authority to instruct the Insured to transfer the Customer's Money or Certificated Securities.

Customer means an entity or natural person who has a written agreement with the Insured authorizing the Insured to transfer Money on deposit in an account or Certificated Securities in reliance upon a telephone, telefacsimile, text message or e-mail instruction from an Authorized Transfer Agent.

2.     The following Exclusions are added to the EXCLUSIONS section:

•	loss resulting directly or indirectly from a fraudulent instruction if the sender, or anyone acting in collusion with the sender, ever had authorized access to the Customer's password, PIN or any other security code;

•	loss resulting directly or indirectly from the fraudulent alteration of an instruction to initiate an automated clearing house (ACH) entry, or group of ACH entries, transmitted as an electronic message, or as an attachment to an electronic message, sent via the Internet unless:

(1)	each ACH entry was individually verified via the call back procedures without regard to the amount of the entry; or

(2)	the instruction was formatted, encoded or encrypted so that any alteration in the ACH entry or group of ACH entries would be apparent to the Insured.

3.	All loss or losses involving one natural person or one entity, or one group of natural persons or entities acting together, shall be a Single Loss without regard to the number of transfers or the number of instructions involved. A series of losses involving unidentified natural persons or entities but arising from the same method of operation shall be deemed to involve the same natural person or entity and shall be treated as a Single Loss.

D.	Exclusion (i) does not apply to loss covered under the Customer Funds Transfer Fraud Insuring Agreement. All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
19	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND OWNERSHIP OR COVERED PROPERTY CONDITION RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the OWNERSHIP section or COVERED PROPERTY section, as applicable, is deleted and replaced with the following:

This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) owned and held by someone else under circumstances which make the Insured responsible for the Property prior to the occurrence of the loss. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
20	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT RIDER

STOP PAYMENT ORDER LIABILITY INSURING AGREEMENT COVERAGE SCHEDULE
Stop Payment Order Liability Insuring Agreement	Stop Payment Order Liability Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$25,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The Section entitled INSURING AGREEMENTS is amended by the addition of the following new Insuring Agreement:

STOP PAYMENT ORDER LIABILITY

Loss resulting directly from the Insured's legal liability for:

(1)	compliance with or failure to comply with a request by a customer of the Insured, or such customer's authorized agent, to stop payment on any draft made or drawn upon or against the Insured by such customer or such customer's authorized agent; or

(2)	refusal to pay any draft made or drawn upon or against the Insured by a customer of the Insured or such customer's authorized agent.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Stop Payment Order Liability Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
21	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT RIDER

UNCOLLECTIBLE ITEMS OF DEPOSIT INSURING AGREEMENT COVERAGE SCHEDULE
Uncollectible Items of Deposit Insuring Agreement	Uncollectible Items of Deposit Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$25,000	$5,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS schedule is amended by the addition of the following new Insuring Agreement:

UNCOLLECTIBLE ITEMS OF DEPOSIT

Loss resulting directly from the Insured having, in good faith, credited its customer's, shareholder's or subscriber's account of any item of deposit which proves to be uncollectible, provided that:

(1) the item was held for a minimum of 5 days before any redemption, withdrawal, dividend payment or share issuance occurs with respect to that item of deposit; and

(2) there was a redemption, withdrawal, dividend payment or share issuance with respect to that item of deposit. Items of Deposit shall not be deemed uncollectible until the Insured's collection procedures have failed.

For the purposes of this Insuring Agreement, Item of Deposit means any one or more checks or drafts drawn upon a financial institution in the United States of America.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Uncollectible Items of Deposit Insuring Agreement are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
22	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE AFFILIATED PERSONS RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the DEFINITIONS section, the Definition of Employee, is amended by the addition of the following:

Employee also means a natural person partner, officer or employee of an investment adviser, underwriter (distributor), transfer agent or shareholder accounting recordkeeper, or administrator for the Insured, but only while performing acts coming within the usual and customary duties of an officer or employee of the Insured or acting as a member of any committee duly elected or appointed to examine, audit or have custody of or access to Property of the Insured; provided that the adviser, underwriter, transfer agent, recordkeeper or administrator is an affiliated person (as defined in Section 2(a) of the Investment Company Act of 1940) of the Insured.

All other provisions of the bond remain unchanged.

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FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
23	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AUTOMATIC INCREASE IN LIMITS FOR INVESTMENT COMPANIES RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the LIMIT OF LIABILITY section, is amended by the addition of the following new subsection:

Automatic Increase in Limits for Investment Companies

If an increase in bonding limits is required pursuant to Rule 17g-1 of the Investment Company Act of 1940 (“Rule 17g- 1”), as amended, due to an increase in asset size of current investment companies covered under this bond, then the minimum increase in limits required to comply with Rule 17g-1 shall take place automatically without payment of additional premium for the remainder of the Bond Period; provided, however, that in no event shall the maximum Single Loss Limit of Liability for each Single Loss under this bond exceed $200,000.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
24	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AUTOMATIC COVERAGE FOR NEW INVESTMENT FUNDS RIDER

It is agreed that:

•	Notwithstanding anything to the contrary in the bond, if, after the effective date of this bond, the Insured creates or acquires any new Investment Fund, then such fund shall be covered under this bond, subject to its terms and conditions, only if:

(a)	the fair value of all cash, securities, assumed indebtedness and other consideration paid by the Insured did not exceed 10% of the total consolidated assets of the Insured as of the date of the Insured's most recent audited consolidated financial statement prior to such transaction; and

(b)	the total combined limit of liability for the Insured, as required by Rule 17g-1 of the Investment Company Act of 1940, as amended, including such newly acquired or created fund, does not exceed $200,000; or

(c)	the Underwriter, at its sole option upon submission of such information as the Underwriter may require, payment of any additional premium, and/or amendment of the provisions of the bond, agrees to provide coverage for such fund.

There is no coverage under this bond for any event discovered prior to the effective date of such creation or acquisition.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
25	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

INVESTMENT COMPANY NO DEDUCTIBLE RIDER

It is agreed that the CONDITIONS AND LIMITATIONS are amended as follows:

A.       The DEFINITIONS section is amended by the addition of the following Definition:

Investment Company means any investment company registered under the Investment Company Act of 1940.

B.       The DEDUCTIBLE AMOUNT section is amended by the addition of the following:

Notwithstanding the foregoing, there shall be no Deductible Amount applicable to any loss under Insuring Agreement A sustained by any Investment Company named as an Insured under this bond.

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
26	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AMEND DEFINITION OF EMPLOYEE TO INCLUDE EMPLOYEES ON LEAVE OF ABSENCE RIDER

It is agreed that the CONDITIONS AND LIMITATIONS, the DEFINITIONS section, the Definition of Employee, paragraph (1), is replaced with the following:

(1)	a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured, including any such person on an authorized leave of absence from the Insured;

All other provisions of the bond remain unchanged.

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Rider Number	Effective Date of Rider	Bond Number	Premium
27	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

AUTOMATED PHONE SYSTEMS INSURING AGREEMENT RIDER

AUTOMATED PHONE SYSTEMS INSURING AGREEMENT COVERAGE SCHEDULE
Automated Phone Systems Insuring Agreement	Automated Phone Systems Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$2,500,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A.	The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

AUTOMATED PHONE SYSTEMS

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided that the entity which receives such request maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions.

B.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Automated Phone Systems Insuring Agreement are as set forth in the Declarations or in the above schedule.

C.	Solely with respect to the coverage provided by this Rider:

1. The DEFINITIONS section is amended by the addition of the following Definitions:

Automated Phone Systems or APS means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

APS Transaction means any APS Redemption, APS Election, APS Exchange or APS Purchase.

APS Redemption means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Election means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

APS Exchange means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

APS Designated Procedures means the following procedures:

a.	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to affect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least 6 months. Information contained in the records shall

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be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than 85%

b.	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of a confidential personal identification number (“PIN”) consisting of at least 4 characters and any additional security protocols inforce at the time of the APS Transaction. If the caller fails to enter the correct PIN within 3 attempts, the caller must not be allowed additional attempts to enter the PIN until a minimum period of 24 hours has passed.

c.	Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to affect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

d.	Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than 5 business days following such APS Transaction.

e.	Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

2.    The EXCLUSIONS section is amended by the addition of the following Exclusions:

•	any loss covered under Insuring Agreement A. FIDELITY of this bond;

•	any loss resulting from:

a.	any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (1) the shareholder of record or (2) a person Officially Designated to receive redemption proceeds or (3) a bank account Officially Designated to receive redemption proceeds;

b.	any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (1) did not cause, directly or indirectly, such shares to be credited to such account and (2) directly or indirectly received any proceeds or other benefit from such redemption;

c.	any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (1) to any address other than the record address for such account or (2) to a record address for such account which was either (i) designated over the telephone fewer than 30 days prior to such redemption or (ii) designated in writing less than 1 day prior to such redemption;

d.	the failure to pay for shares attempted to be purchased; or

e.	the failure to adhere to one or more APS Designated Procedures.

AXIS 1012217 0119	Includes copyright material of The Surety Association of America	Page 2 of 3

FINANCIAL INSTITUTION BOND

All other provisions of the bond remain unchanged.

AXIS 1012217 0119	Includes copyright material of The Surety Association of America	Page 3 of 3

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
28	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

INSURING AGREEMENT (G) RIDER

INSURING AGREEMENT (G) COVERAGE SCHEDULE
Insuring Agreement (G)	Insuring Agreement (G)
Single Loss Limit of Liability	Single Loss Deductible
$2,500,000	$10,000

Information in the above schedule may also appear on the Declarations.

It is agreed that:

1.	The attached bond is hereby amended by adding an additional Insuring Agreement as follows:

(G) Loss resulting directly from the fact that an issuer of securities, transfer agent, bank, banker or trust company received from the Insured or the New York Stock Exchange specimen copies of the Insured's mechanically reproduced facsimile signature and acted in reliance upon any false, fraudulent or unauthorized reproduction of such facsimile signature, whether such facsimile signature is the facsimile signature duly adopted by the Insured or is one resembling or purporting to be such facsimile signature, regardless of by whom or by what means the same may have been imprinted, and whether or not such loss is sustained by reason of the Insured's having entered into an agreement to be legally liable when such facsimile signature or one resembling or purporting to be such facsimile signature is used, provided, however, that

(a)	such facsimile signature is used on a document

(1)	as the signature to an assignment or other instrument authorizing or effecting the transfer of shares of stock, or other registered securities, which may now or at any time hereafter be registered in the name of the Insured on the books of the association, company or corporation issuing the same; or

(2)	as the signature to a power of substitution, designating a substitute or substitutes to make the actual transfer on the books of the issuer of shares of stock, or other registered securities, in respect of which the Insured may now or at any time hereafter be named as attorney to effect said transfer, whether said power of substitution is embodied in an endorsement on the certificate for said shares of stock or other registered security or in a separate instrument;

(b)	the New York Stock Exchange has not interposed any objections to the use by the Insured of such facsimile signature and such agreement, if any, was required by the said Exchange as a condition to its failing to interpose any such objection; and

(c)	this Insuring Agreement (G) shall not apply to any Certificated Securities which are Counterfeit.

2.	Sub-sections (a) and (e) of Section 2. of the attached bond shall not apply to Insuring Agreement (G).

3.	The applicable Single Loss Limit of Liability and Single Loss Deductible for Insuring Agreement (G) are as set forth in the Declarations or in the above schedule.

All other provisions of the bond remain unchanged.

SR 5907a 1188	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
29	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

Forethought Variable Insurance Trust Rider (APS)

It is agreed that:

I.     The Section entitled INSURING AGREEMENTS is amended by the addition of the following Insuring Agreement:

AUTOMATED PHONE SYSTEMS (“APS”)

Loss caused by an APS Transaction, where the request for such APS Transaction is unauthorized or fraudulent and is made with the manifest intent to deceive; provided, that the entity which receives such request maintains and follows during the Bond Period all APS Designated Procedures with respect to APS Transactions.

II.	Solely with respect to the AUTOMATED PHONE SYSTEMS Insuring Agreement, the Section entitled CONDITIONS AND LIMITATIONS is amended as follows:

A.     Section 1. DEFINITIONS is amended by the addition of the following Definitions:

•       Automated Phone Systems or APS means an automated system which receives and converts to executable instructions (1) transmissions by voice over the telephone or (2) transmissions over the telephone through use of a touch-tone keypad or other tone system; and always excluding transmissions from a computer system or part thereof.

•       APS Transaction means any APS Redemption, APS Election, APS Exchange or APS Purchase.

•	APS Redemption means any redemption of shares issued by an Investment Company which is requested through an Automated Phone System.

•	APS Election means any election concerning dividend options available to Fund shareholders which is requested through an Automated Phone System.

•	APS Exchange means any exchange of shares in a registered account of one Fund into shares in an identically registered account of another Fund in the same complex pursuant to exchange privileges of the two Funds, which exchange is requested through an Automated Phone System.

•	APS Purchase means any purchase of shares issued by an Investment Company which is requested through an Automated Phone System.

•       APS Designated Procedures means the following procedures:

1.	Logging: All APS Transaction requests shall be logged or otherwise recorded, so as to preserve all of the information necessary to effect the requested APS Transaction transmitted in the course of such a request, and the records shall be retained for at least six (6) months. Information contained in the records shall be capable of being retrieved and produced within a reasonable time after retrieval of specific information is requested, at a success rate of no less than eighty-five percent (85%).

MANU-3667A 1216	Page 1 of 3

FINANCIAL INSTITUTION BOND

2.	Identity Test: The identity of the caller in any request for an APS Transaction shall be tested before executing that APS Transaction, by requiring the entry by the caller of an identification number consisting of at least four (4) characters.

3.	Contemporaneous Confirmation: All information in each request for an APS Transaction which is necessary to effect such APS Transaction shall be contemporaneously repeated to the caller, and no such APS Transaction shall be executed unless the caller has confirmed the accuracy of such information.

4.	Written Confirmation: A written confirmation of each APS Transaction shall be sent to the shareholder(s) to whose account such APS Transaction relates, at the record address, by the end of the Insured's next regular processing cycle, but not later than five (5) business days following such APS Transaction.

5.	Access to APS Equipment: Physical access to APS equipment shall be limited to duly authorized personnel.

•	Investment Company or Fund means an investment company registered under the Investment Company Act of 1940.

•	Officially Designated means or refers to a written designation signed by a shareholder of record of a Fund, either in such shareholder's initial application for the purchase of Fund shares, with or without a Signature Guarantee, or in another document with a Signature Guarantee.

•	Signature Guarantee means a written guarantee of a signature, which guarantee is made by a financial or banking institution whose deposits are insured by the Federal Deposit Insurance Corporation or by a broker which is a member of any national securities exchange registered under the Securities Exchange Act of 1934.

B.    Section 2. EXCLUSIONS is amended by the addition of the following Exclusions:

•      any loss covered under Insuring Agreement A. FIDELITY of this bond;

•      any loss resulting from:

1.	any APS Redemption, where the proceeds of such redemption were requested to be paid or made payable to other than (a) the shareholder of record or (b) a person Officially Designated to receive redemption proceeds or (c) a bank account Officially Designated to receive redemption proceeds;

2.	any APS Redemption of Fund shares which had been improperly credited to a shareholder's account, where such shareholder (a) did not cause, directly or indirectly, such shares to be credited to such account and (b) directly or indirectly received any proceeds or other benefit from such redemption;

MANU-3667A 1216	Page 2 of 3

FINANCIAL INSTITUTION BOND

3.	any APS Redemption from any account, where the proceeds of such redemption were requested to be sent (a) to any address other than the record address for such account or (b) to a record address for such account which was either (i) designated over the telephone fewer than thirty (30) days prior to such redemption or (ii) designated in writing less than one (1) day prior to such redemption;

4.	the failure to pay for shares attempted to be purchased; or

5.	the failure to adhere to one or more APS Designated Procedures.

All other provisions of the bond remain unchanged.

MANU-3667A 1216	Page 3 of 3

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
30	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

Forethought Variable Insurance Trust Rider (Add Exclusions)

It is agreed that the CONDITIONS AND LIMITATIONS, Section 2. EXCLUSIONS, is amended by the addition of the following Exclusions:

•	loss from the use of credit, debit, charge, access, convenience, identification, cash management or other cards, whether such cards were issued or are purported to have been issued by the Insured or by anyone else, unless such loss is otherwise covered under Insuring Agreement A. FIDELITY;

•	loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized;

All other provisions of the bond remain unchanged.

MANU-3677B 1216	Page 1 of 1

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
31	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

FORETHOUGHT VARIABLE INSURANCE TRUST SOCIAL ENGINEERING FRAUD INSURING AGREEMENT RIDER

SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Social Engineering Fraud Insuring Agreement	$25,000
Aggregate Limit of Liability
Social Engineering Fraud Insuring Agreement	Social Engineering Fraud Insuring Agreement
Single Loss Limit of Liability	Single Loss Deductible
$25,000	$10,000
Social Engineering Fraud Insuring Agreement	12/01/2017
Prior Acts Date

Information in the above schedule may also appear on the Declarations.

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following new Insuring Agreement:

SOCIAL ENGINEERING FRAUD

Loss resulting directly from an Employee having, in good faith, transferred, paid or delivered Money or Securities from the Insured's account to a person or account outside of the Insured's control, in reliance upon a Social Engineering Fraud Instruction directing such transfer, payment or delivery of Money or Securities.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following new definitions:

•       Authorized Transfer Agent means:

(1) a director, officer, partner, member or sole proprietor of the Insured;

(2) an Employee who is authorized by the Insured to instruct other Employees to transfer, pay or deliver the Insured's Money or Securities; or

MANU 9858 1220	Page 1 of 4

FINANCIAL INSTITUTION BOND

(3)	an employee of a Vendor authorized by such Vendor and the Insured to direct the Insured's Employees to transfer, pay or deliver the Insured's Money or Securities in accordance with the terms of a written agreement between the Vendor and the Insured.

•	Social Engineering Fraud Instruction means a telephonic, written or electronic instruction communicated to an Employee by a natural person purporting to be an Authorized Transfer Agent, or by an individual acting in collusion with such person, for the purpose of intentionally misleading an Employee to transfer, pay or deliver the Insured's Money or Securities, but which instruction was not actually made by an Authorized Transfer Agent; provided, however, that Social Engineering Fraud Instruction shall not include any such instruction communicated by an employee of a Vendor who was acting in collusion with any third-party in communicating such instruction.

•	Securities means Certificated Securities or Uncertificated Securities.

•	Vendor means any entity or natural person that provides goods or support services to the Insured pursuant to a written agreement between the Vendor and the Insured. «OptionalLang».

C.   Solely with respect to the coverage provided by this Rider, and solely with respect bond forms 15 and 24, the DEFINITIONS section is amended by the addition of the following new definition:

•	Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1)	not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2)	of a type commonly dealt in on securities exchanges or markets; and

(3)	either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

D.	The EXCLUSIONS section, Exclusion <<(h)>><<(g)>>, is replaced by the following:

(h) loss caused by an Employee, except when covered under:

MANU 9858 1220	Page 2 of 4

FINANCIAL INSTITUTION BOND

(1)	Insuring Agreement (A);

(2)	Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property; or

(3)	the Social Engineering Fraud Insuring Agreement and resulting directly from unintentional acts of the Employee.

E.	The EXCLUSIONS section is amended by the addition of the following Exclusion:

No coverage under this bond, excluding Insuring Agreement (A) and the Social Engineering Fraud Insuring Agreement, applies to loss that is covered under the Social Engineering Fraud Insuring Agreement, or to loss that is not covered under the Social Engineering Fraud Insuring Agreement because the amount of loss exceeds the Social Engineering Fraud Insuring Agreement Limit of Insurance.

F.	The applicable Single Loss Limit of Liability and Single Loss Deductible for the Social Engineering Fraud Insuring Agreement are as set forth in the Declarations or in the above schedule.

G.	The LIMIT OF LIABILITY section is amended by the addition of the following:

Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability

The Underwriter's total liability for all losses covered under the Social Engineering Fraud Insuring Agreement and discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability set forth in the SOCIAL ENGINEERING FRAUD INSURING AGREEMENT COVERAGE SCHEDULE. The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of the Social Engineering Fraud Insuring Agreement.

Upon exhaustion of the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability by such payments:

(a) the Underwriter shall have no further liability for loss or losses under the Social Engineering Fraud Insuring Agreement regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) solely with respect to the Social Engineering Fraud Insuring Agreement, the Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

MANU-9858 1220	Page 3 of 4

FINANCIAL INSTITUTION BOND

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability is part of, and not in addition to, the Aggregate Limit of Liability shown in Item 3 of the Declarations.

The Social Engineering Fraud Insuring Agreement Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7.

H.	The Social Engineering Fraud Insuring Agreement does not apply to any loss discovered during the Bond Period but occurring prior to the Social Engineering Fraud Insuring Agreement Prior Acts Date set forth in the Coverage Schedule of this Rider.

All other provisions of the bond remain unchanged.

MANU 9858 1220	Page 4 of 4

FINANCIAL INSTITUTION BOND

Rider Number	Effective Date of Rider	Bond Number	Premium
32	12:01 a.m. on 12/01/2020	P-001-000219422-02	N/A

FORETHOUGHT VARIABLE INSURANCE TRUST COMPUTER SYSTEMS FRAUD INSURING AGREEMENT RIDER

COMPUTER SYSTEMS FRAUD INSURING AGREEMENT COVERAGE SCHEDULE
Computer Systems Fraud	Computer Systems Fraud
Insuring Agreement Single Loss Limit of Liability	Insuring Agreement Single Loss Deductible
$2,500,000	$10,000

It is agreed that:

A. The INSURING AGREEMENTS section is amended by the addition of the following Insuring Agreement:

COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent:

(1) entry of Electronic Data or Computer Program into; or

(2) change of Electronic Data or Computer Program within;

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change, without any further action by the Insured or its Employees, causes:

(a) Property to be transferred, paid, or delivered;

(b) an account of the Insured, or of its customer, to be added, deleted, debited, or credited; or

(c) an unauthorized account or a fictitious account to be debited or credited;

without the knowledge or consent of the Insured.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

B.	Solely with respect to the coverage provided by this Rider, the DEFINITIONS section is amended by the addition of the following definitions:

MANU-9859 1220	Page 1 of 3

FINANCIAL INSTITUTION BOND

Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data.

Computer System means:

(1)  computers with related peripheral components, including storage components wherever located;

(2)  systems and applications software;

(3)  terminal devices; and

(4)  related communications networks;

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved.

Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

C.	Solely with respect to the coverage provided by this Rider, the EXCLUSIONS section is amended by the addition of the following Exclusions:

loss of the type or kind covered by any other Insuring Agreement provided in this financial institution bond, including but not limited to Social Engineering Fraud, regardless of any deductible amount or limit of liability;

loss resulting directly or indirectly from theft of confidential information;

loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this rider, and such liability would have been be imposed on the Insured regardless of the existence of such contract;

loss resulting directly or indirectly from negotiable instruments, securities, documents, or other Written instruments which bear a forged signature, or are counterfeit, altered, or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

loss resulting directly or indirectly from:

(1)	mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance, or electrical surge which affects a Computer System;

(2)	failure or breakdown of Electronic Data processing media; or

(3)	error or omission in programming or processing;

loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

D.	The exclusion below, found in the EXCLUSIONS section of financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

MANU-9859 1220	Page 2 of 3

FINANCIAL INSTITUTION BOND

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

E.	The Single Loss Defined subsection of the LIMIT OF LIABILITY section is amended by the addition of the following:

Solely with respect to the Computer Systems Fraud Insuring Agreement, all loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Limit of Liability.

All other provisions of the bond remain unchanged.

MANU-9859 1220	Page 3 of 3

SECRETARY’S CERTIFICATE

I, Sarah Patterson, hereby certify that I am the duly elected and acting Secretary of Forethought Variable Insurance Trust (“FVIT” or the “Trust”) and that the following is a true, correct and complete copy of the resolutions adopted by the unanimous vote of the Board of Trustees of the Trust (including a majority of the Independent Trustees) at a meeting of the Board of Trustees of the Trust held on November 10, 2020:

WHEREAS, the Board, including a majority of the Independent Trustees, has reviewed the form and coverage of the fidelity bond;

WHEREAS, the amount of the coverage under such fidelity bond is the amount required by Rule 17g-1 promulgated under the 1940 Act; it is hereby

RESOLVED, that the amount, type, form and coverage of the fidelity bond as described above are reasonable and the fidelity bond is approved; and

FURTHER RESOLVED, that the proper officers of the Trust be, and each of them is, authorized to take any actions and to execute any instruments which may be necessary or advisable to carry out the foregoing vote and the purpose and intent thereof.

IN WITNESS WHEREOF, I have executed this certification effective December 15, 2020.

/s/ Sarah M. Patterson
Sarah M. Patterson
Secretary
Forethought Variable Insurance Trust